SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

ITEX CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

465647204

(CUSIP Number)

David Polonitza
2550 Nelsonville Road
Boston, KY 40107
(502) 460-3141

Copy to:

Andy Beame
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, NY 10036
Phone: (212) 336-2704

(Name, Address and Telephone Number of the Person
Authorized to Receive Notices and Communications)

September 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

1.	Name of Reporting Person

David and Rebecka Polonitza Jt Ten

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	631,100
Beneficially	(8)	Shared Voting Power	0
Owned by Each	(9)	Sole Dispositive Power	631,100
Reporting Person	(10)	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

631,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

3.53%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

Rahul Pagidipati

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	15,000
Beneficially	(8)	Shared Voting Power	591,080
Owned by Each	(9)	Sole Dispositive Power	15,000
Reporting Person	(10)	Shared Dispositive Power	591,080

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

606,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

3.39%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

Pagidipati Family Limited Partnership

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

WC, OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	0
Beneficially	(8)	Shared Voting Power	591,080
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person	(10)	Shared Dispositive Power	591,080

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

591,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

3.31%

14.	Type of Reporting Person	PN

1.	Name of Reporting Person

Drs. Devaiah and Rudrama Pagidipati, Jt. Ten.

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	44,000
Beneficially	(8)	Shared Voting Power	591,080
Owned by Each	(9)	Sole Dispositive Power	44,000
Reporting Person	(10)	Shared Dispositive Power	591,080

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

635,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

3.55%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

Kirk Anderson

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	348,880
Beneficially	(8)	Shared Voting Power	0
Owned by Each	(9)	Sole Dispositive Power	348,880
Reporting Person	(10)	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

348,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

1.95%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

Paul Kim

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	30,000
Beneficially	(8)	Shared Voting Power	0
Owned by Each	(9)	Sole Dispositive Power	30,000
Reporting Person	(10)	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

0.17%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

Richard and Greta Polonitza Jt Ten

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	39,660
Beneficially	(8)	Shared Voting Power	0
Owned by Each	(9)	Sole Dispositive Power	39,660
Reporting Person	(10)	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,660

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

0.22%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

Jonathan Polonitza

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	17,800
Beneficially	(8)	Shared Voting Power	0
Owned by Each	(9)	Sole Dispositive Power	17,800
Reporting Person	(10)	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

0.10%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

Benjamin Polonitza

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	3,100
Beneficially	(8)	Shared Voting Power	0
Owned by Each	(9)	Sole Dispositive Power	3,100
Reporting Person	(10)	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

0.02%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

MPIC Fund I, LP

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially	(8)	Shared Voting Power	400,000
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person	(10)	Shared Dispositive Power	400,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

2.23%

14.	Type of Reporting Person	PN

1.	Name of Reporting Person

MPIC Canadian Limited Partnership

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

Vancouver, British Columbia, Canada

Number of Shares	(7)	Sole Voting Power	0
Beneficially	(8)	Shared Voting Power	20,000
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person	(10)	Shared Dispositive Power	20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

0.11%

14.	Type of Reporting Person	PN

1.	Name of Reporting Person

Corner Market Capital U.S., Inc.

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares	(7)	Sole Voting Power	0
Beneficially	(8)	Shared Voting Power	400,000
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person	(10)	Shared Dispositive Power	400,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

2.23%

14.	Type of Reporting Person	CO

1.	Name of Reporting Person

Corner Market Management Inc.

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

Vancouver, British Columbia, Canada

Number of Shares	(7)	Sole Voting Power	0
Beneficially	(8)	Shared Voting Power	20,000
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person	(10)	Shared Dispositive Power	20,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

0.11%

14.	Type of Reporting Person	CO

1.	Name of Reporting Person

Corner Market Capital Corporation

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

Vancouver, British Columbia, Canada

Number of Shares	(7)	Sole Voting Power	0
Beneficially	(8)	Shared Voting Power	420,000
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person	(10)	Shared Dispositive Power	420,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

420,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

2.35%

14.	Type of Reporting Person	CO

1.	Name of Reporting Person

Alnesh Mohan

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

Canada

Number of Shares	(7)	Sole Voting Power	0
Beneficially	(8)	Shared Voting Power	420,000
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person	(10)	Shared Dispositive Power	420,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

420,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

2.35%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

Sanjeev Parsad

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

OO

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

Canada

Number of Shares	(7)	Sole Voting Power	0
Beneficially	(8)	Shared Voting Power	420,000
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person	(10)	Shared Dispositive Power	420,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

420,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

2.35%

14.	Type of Reporting Person	IN

1.	Name of Reporting Person

G. Andrew Cooke

2.	Check the Appropriate Box	(a) ☒
if a Member of a Group	(b) ☐

3.	S.E.C. Use Only

4.	Source of Funds

PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E): ☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares	(7)	Sole Voting Power	40,000
Beneficially	(8)	Shared Voting Power	0
Owned by Each	(9)	Sole Dispositive Power	40,000
Reporting Person	(10)	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

40,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row 11

0.22%

14.	Type of Reporting Person	IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2, dated September 22, 2009, to Schedule 13D is filed by the Reporting Persons ("The Polonitza Group") and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on December 28, 2007 and March 3, 2009 (the “Schedule 13D”), relating to the common stock, $.01 par value (the “Shares”) of ITEX Corporation, a Nevada corporation. This Amendment No. 2 refers only to information which has materially changed since the filing of the Schedule 13D.  The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below.  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Since the Reporting Persons last filing, each of Rahul Pagidipati, Alnesh Mohan, Sanjeev Parsad, G. Andrew Cooke, MPIC Fund I, LP, a Delaware limited partnership (“MPIC Fund I”), MPIC Canadian Limited Partnership, a British Columbia partnership (“MPIC Canadian LP”), Corner Market Capital U.S., Inc., a Delaware corporation (“CMC US”), Corner Market Management Inc., a British Columbia corporation (“CMM”), and Corner Market Capital Corporation, a British Columbia corporation (“CMC”) is deemed to have joined The Polonitza Group effective September 17, 2009, and certain transactions in the Common Stock of the Issuer were executed as set forth below in Item 5.

Item 2. Identity and Background

(a)-(c), (f)

Mr. David Polonitza’s current address is 2550 Nelsonville Road, Boston, Kentucky 40107.  David Polonitza is a Captain in the United States Army and has been a member of the military since 2002.  David Polonitza’s current business address is 5935 Alcase Street, Fort Knox, Kentucky 40121. David Polonitza is the husband of Rebecka Polonitza, the son of Richard Polonitza and Greta Polonitza and brother of Jonathan Polonitza and Benjamin Polonitza.  David Polonitza is a citizen of the United States.

Mrs. Rebecka Polonitza’s current address is 2550 Nelsonville Road, Boston, Kentucky 40107.  Rebecka Polonitza is currently a student enrolled at the University of Louisville, Oppenheimer Hall, Louisville, KY 40292.  Rebecka Polonitza is the wife of David Polonitza. Rebecka Polonitza is citizen of the United States

Mr. Kirk Anderson’s current address is 1855 Saint Francis Street #1310
Reston, VA 20190.  Kirk Anderson is a Project Manager at M.C. Dean, 21580 Beaumeade Circle Suite #230 Ashburn, VA 20147. Kirk Anderson is a citizen of the United States.

Mr. Paul Kim’s current address is T-11, 1111 Byrne Hall, Tuck School of Business, Hanover, NH 03755 USA.  Paul Kim is currently a student enrolled at Tuck School of Business, 100 Tuck Hall Hanover, NH 03755 USA. Paul Kim is a citizen of the United States.

Mr. Richard Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Richard Polonitza is retired.  Richard Polonitza is the father of David Polonitza, Jonathan Polonitza, and Benjamin Polonitza and husband of Greta Polonitza. Richard Polonitza is a citizen of the United States.

Mrs. Greta Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Greta Polonitza’s principal occupation is as teacher at Herbert Hoover Middle School, 174 Jackson Ave., Edison NJ 08837. Greta Polonitza is the wife of Richard Polonitza, and the mother of David Polonitza, Jonathan Polonitza, and Benjamin Polonitza. Greta Polonitza is a citizen of the United States.

Mr. Jonathan Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Jonathan Polonitza is a Senior Treasury Associate with Prudential Financial, 751 Broad Street, Newark, New Jersey, 07102.  Jonathan Polonitza is the son of Richard Polonitza and Greta Polonitza and brother of David Polonitza and Benjamin Polonitza. Jonathan Polonitza is a citizen of the United States.

Mr. Benjamin Polonitza’s current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Ben Polonitza is currently a student enrolled at Rutgers University, 57 US Highway 1, New Brunswick, New Jersey, 08901.  Benjamin Polonitza is the son of Richard Polonitza and Greta Polonitza and brother of Jonathan Polonitza and David Polonitza.
Ben Polonitza is a citizen of the United States.

Mr. Rahul Pagidipati’s current address is 4480 Worth Dr. S, Jacksonville, FL 32207 and current business address is 2955 SE 3rd Court, Ocala, FL 34471. The principal occupation of Rahul Pagidipati is CEO of Anion Technologies. Rahul Pagidipati is the son of Dr. Devaiah Pagidipati and Dr. Rudrama Pagidipati.  Rahul Pagidipati is a citizen of the United States.

The principal business address of Pagidipati Family Limited Partnership is 2955 SE 3rd Court, Ocala, FL 34471.  The principal business of Pagidipati Family LP is purchasing, holding and selling securities for investment purposes.

Dr. Devaiah Pagidipati’s current address is 1321 SW 42nd St, Ocala, FL 34471 and current business address is 2955 SE 3rd Court, Ocala, FL 34471. The principal occupation of Dr. Devaiah Pagidipati is a retired pediatric anesthesiologist.  Dr. Devaiah Pagidipati is a permanent resident in the United States and a citizen of India.

Dr. Rudrama Pagidipati’s current address is 1321 SW 42nd St, Ocala, FL 34471 and current business address is 2955 SE 3rd Court, Ocala, FL 34471. The principal occupation of Dr. Devaiah Pagidipati is a clinical pathologist.  Dr. Rudrama Pagidipati is a citizen of the United States.

Mr. Alnesh Mohan’s current address is #702 – 583 Beach Crescent, Vancouver, British Columbia, Canada V6Z-3E6 and current business address is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal occupation of Alnesh Mohan is Partner at Quantum Advisory Partners LLP, Managing Partner of MPIC Fund I & MPIC Canadian LP, and Vice-Chairman & CEO of CMC, CMC US & CMM.  Alnesh Mohan is a citizen of Canada.

Mr. Sanjeev Parsad’s current address is #21 – 355 Duthie Avenue, Burnaby, British Columbia, Canada V5A-2P3 and current business address is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal occupation of Sanjeev Parsad is Managing Partner of MPIC Fund I & MPIC Canadian LP, and Chairman & President of CMC, CMC US & CMM.  Sanjeev Parsad is a citizen of Canada.

Mr. G. Andrew Cooke’s current address is Apt. B – 3110 9th Road N, Arlington, VA 22201 and current business address is Apt. B – 3110 9th Road N, Arlington, VA 22201.  The principal occupation of Andrew Cooke is Treasurer of Lumbermens Mutual Casualty Company.  Andrew Cooke is a director of MPIC Fund I.  Andrew Cooke is a citizen of the United States of America.

The principal business address of CMC is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of CMC is serving as the holding company for CMC US and CMM.

The principal business address of CMC US is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of CMC US is serving as the general partner for MPIC Fund I.

The principal business address of CMM is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of CMM is serving as the general partner for MPIC Canadian LP.

The principal business address of MPIC Fund I is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of MPIC Fund I is purchasing, holding and selling securities for investment purposes.

The principal business address of MPIC Canadian LP is Box 36, #1620 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E-4G1.  The principal business of MPIC Canadian LP is purchasing, holding and selling securities for investment purposes.

Item 3. Source and Amount of Funds or Other Consideration.

David Polonitza, Rebecka Polonitza, Jonathan Polonitza, Benjamin Polonitza, Richard Polonitza, Greta Polonitza, Paul Kim, and Kirk Anderson each acquired his or her Common Stock currently held with personal funds either through a personal account or an IRA. None of the securities have now or ever been pledged for any loans nor used for other margin purposes. The aggregate total cost for these Shares that these individuals may be deemed to beneficially own is approximately $748,012.

The aggregate purchase price of the shares owned directly by the Rahul Pagidipati is approximately $9,751.  The shares owned directly by the Rahul Pagidipati were acquired with Rahul Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the Pagidipati Family Limited Partnership is approximately $392,944.  The shares owned directly by the Pagidipati Family, LP were acquired with the working capital of the Pagidipati Family, LP.

The aggregate purchase price of the shares owned directly by the Dr. Devaiah and Dr. Rudrama Pagidipati Joint Tenants is approximately $29,604.  The shares owned directly by the Drs. Devaiah and Rudrama Pagidipati were acquired with Drs. Devaiah and Rudrama Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the MPIC Fund I is approximately $269,131.  The shares owned directly by the MPIC Fund I were acquired with the working capital of MPIC Fund I.

The aggregate purchase price of the shares owned directly by the MPIC Canadian LP is approximately $15,300.  The shares owned directly by the MPIC Canadian LP were acquired with the working capital of MPIC Canadian LP.

The aggregate purchase price of the shares owned directly by G. Andrew Cooke is approximately $24,990.  The shares owned directly by G. Andrew Cooke were acquired with G. Andrew Cooke’s personal funds.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes.  The Reporting Persons will each review their respective investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:

- acquire additional Common Stock through open market purchases or otherwise;
- sell Common Stock through the open market or otherwise; or
- otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

The Reporting Persons have consulted with the Chairman of the Board of directors of the Issuer concerning the business, operations and future plans of the Issuer.

The Reporting Persons are concerned with ITEX Corporation’s governance and capital allocation and have submitted a proposal to ITEX to nominate a slate of Directors for election at the next annual meeting.

Reporting Persons are concerned by the following:

- According to the form DEF 14A filed on November 5, 2008, during the first quarter of fiscal 2009, the ITEX Corporation retained Mr. John Wade, a member of the current Board of Directors, as a consultant to assist with internal audit matters. As a result, we believe Mr. Wade is not  independent as defined by Rule 4200 of the NASDAQ Marketplace Rules for requirements relating to audit committees.

The Reporting Persons believe that this action is in violation of ITEX Corporation's own self-imposed standard of audit committee independence, which to the knowledge of Reporting Persons, as found on ITEX.com, states:

The Audit Committee (the "Committee") of the Board of Directors shall be comprised of at least two (2) directors. If composed of only two (2) members, at least one member shall meet the independence and experience requirements of Rule 4200(a)(15) of the NASD's listing standards, as such sections may be modified or supplemented from time to time. If composed of three (3) or more members, a majority of the members shall meet the independence and experience requirements of Rule 4200(a)(15) of the NASD's listing standards.

According to the Form 8-K filed on December 19, 2008, on December 19th 2008, Section 2.2 of the ITEX Corporation’s bylaws were modified to clarify that shareholders may not call a special meeting or propose business to be brought before a special meeting of the shareholders, and that the only matters that may be brought before a special meeting are the matters specified in the notice of meeting. The Reporting Persons believe that it is inappropriate to raise these types of barriers to stockholder democracy.

The Reporting Persons will continue to evaluate the business prospects of the Issuer, its management, and board of directors and may from time to time consult further with the Issuer's management, one or more of its directors, or with other stockholders.

Except as set forth above, the Reporting Persons have no present plans or intentions that would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of September 22, 2009, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

David and Rebecka Polonitza	631100	631100	0	3.53%
Rahul Pagidipati	15000	15000	591080	0.08%
Pagidipati Family, LP	591080	0	591080	3.31%
Devaiah and Rudrama Pagidipati	44000	44000	591080	0.25%
Kirk Anderson	348800	348800	0	1.95%
Paul Kim	30000	30000	0	0.17%
Richard and Greta Polonitza	39660	39660	0	0.22%
Jonathan Polonitza	17800	17800	0	0.10%
Benjamin Polonitza	3100	3100	0	0.02%
MPIC Fund I, LP	400000	0	400000	2.24%
MPIC Canadian LP	20000	0	20000	0.11%
G.Andrew Cooke	40000	40000	0	0.22%
Total	2180540	1169460	1011080	12.21%

*Based on 17,856,248 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on June 9, 2009, for the quarter ended April 30, 2009.

c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.  All transactions were made in the open market.

Transactions in Common Stock Within the Past Sixty Days

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
David and Rebecka Polonitza	8/18/2009	1100	Buy	$0.68
Rahul Pagidipati	09/15/2009	3000	Buy	$0.68

Pagigipati Family, LP	07/20/2009	2500	Buy	$0.65
	07/20/2009	10000	Buy	$0.66
	07/23/2009	10000	Buy	$0.66
	07/27/2009	3000	Buy	$0.62
	07/28/2009	5000	Buy	$0.65
	07/28/2009	5000	Buy	$0.68
	07/28/2009	1000	Buy	$0.70
	08/04/2009	3675	Buy	$0.68
	08/04/2009	10000	Buy	$0.72
	08/05/2009	3000	Buy	$0.70
	08/07/2009	160	Buy	$0.66
	08/10/2009	5500	Buy	$0.72
	08/11/2009	2500	Buy	$0.73
	08/12/2009	6000	Buy	$0.73
	08/12/2009	17000	Buy	$0.72
	08/12/2009	5000	Buy	$0.69
	08/13/2009	3000	Buy	$0.67
	08/13/2009	2500	Buy	$0.70
	08/13/2009	5000	Buy	$0.69
	08/17/2009	5000	Buy	$0.67
	08/17/2009	29000	Buy	$0.70
	08/17/2009	800	Buy	$0.66
	08/18/2009	10000	Buy	$0.68
	08/18/2009	3000	Buy	$0.70
	08/19/2009	13000	Buy	$0.72
	08/19/2009	9000	Buy	$0.73
	08/20/2009	5000	Buy	$0.72
	08/21/2009	8000	Buy	$0.72
	08/21/2009	3000	Buy	$0.70
	08/25/2009	1000	Buy	$0.70
	08/28/2009	2500	Buy	$0.65
	08/31/2009	700	Buy	$0.66
	09/01/2009	10000	Buy	$0.65
	09/01/2009	2690	Buy	$0.63
	09/02/2009	2310	Buy	$0.63
	09/02/2009	10000	Buy	$0.60
	09/02/2009	3000	Buy	$0.63
	09/03/2009	3000	Buy	$0.62
	09/03/2009	11500	Buy	$0.594
	09/03/2009	2500	Buy	$0.61
	09/03/2009	400	Buy	$0.58
	09/04/2009	10000	Buy	$0.58
	09/08/2009	21000	Buy	$0.60
	09/08/2009	5500	Buy	$0.61
	09/08/2009	2500	Buy	$0.65
	09/08/2009	1500	Buy	$0.60
	09/09/2009	15145	Buy	$0.64
	09/10/2009	5000	Buy	$0.62
	09/11/2009	2500	Buy	$0.62

Drs. Devaiah and Rudrama Pagidipati	08/20/2009	4000	Buy	$0.72
	09/02/2009	6000	Buy	$0.634
	09/14/2009	3000	Buy	$0.65
	09/14/2009	5000	Buy	$0.65
	09/14/2009	3000	Buy	$0.65
	09/15/2009	4000	Buy	$0.68
	09/16/2009	100	Buy	$0.63
	09/17/2009	5000	Buy	$0.69
	09/17/2009	3900	Buy	$0.68
	09/17/2009	5000	Buy	$0.68

MPIC Fund I, LP	09/11/2009	15000	Buy	$0.63
	09/14/2009	5000	Buy	$0.63
	09/14/2009	22500	Buy	$0.65
	09/15/2009	7500	Buy	$0.69
G. Andrew Cooke	09/11/2009	25000	Buy	$0.621
	09/11/2009	15000	Buy	$0.631

(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have verbally agreed and intend to vote any proxies or act on any shareholder matters as one group.

On September 18, 2009, certain of the Reporting Persons sent a notice to the Board of Directors of the Issuer proposing the nomination of candidates for election as directors at the 2009 Annual Meeting of Stockholders (the "Notice").

Item 7.  Material to be Filed as Exhibits.

A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B. A copy of the Notice sent to ITEX Corporation Board of Directors by certain of the Reporting Persons on September 18, 2009 is filed herewith as Exhibit B.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2009	By: /s/ David Polonitza
Name: David Polonitza

By: /s/ Rebecka Polonitza
Name: Rebecka Polonitza

By: /s/ Richard Polonitza
Name: Richard Polonitza

By: /s/ Greta Polonitza
Name: Greta Polonitza

By: /s/ Kirk Anderson
Name: Kirk Anderson

By: /s/ Paul Kim
Name: Paul Kim

By: /s/ Jonathan Polonitza
Name: Jonathan Polonitza

By: /s/ Benjamin Polonitza
Name: Benjamin Polonitza

By: /s/ Rahul Pagidipati
Name: Rahul Pagidipati

PAGIDIPATI FAMILY, LP

By: /s/ Rahul Pagidipati
Name: Rahul Pagidipati, Partner

By: /s/ Devaiah Pagidipati
Name: Dr. Devaiah Pagidipati

By: /s/ Rudrama Pagidipati
Name: Dr. Rudrama Pagidipati

MPIC FUND I, LP

By: Corner Market Capital U.S., Inc
General Partner

By: /s/ Alnesh Mohan
Name: Alnesh Mohan, CEO

CORNER MARKET CAPITAL U.S., INC.

By: /s/ Alnesh Mohan
Name: Alnesh Mohan, CEO

MPIC CANADIAN LIMITED PARTNERSHIP

By: Corner Market Management, Inc.
General Partner

By: /s/ Alnesh Mohan
Name: Alnesh Mohan, CEO

CORNER MARKET MANAGEMENT, INC.

By: /s/ Alnesh Mohan
Name: Alnesh Mohan, CEO

CORNER MARKET CAPITAL CORPORATION

By: /s/ Alnesh Mohan
Name: Alnesh Mohan, CEO

/s/ Alnesh Mohan
ALNESH MOHAN

/s/ Sanjeev Parsad
SANJEEV PARSAD

/s/ G. Andrew Cooke
G. ANDREW COOKE